May 9, 2022

VIA EDGAR AND ELECTRONIC MAIL

Mr. Perry Hindin
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Mergers & Acquisition
Mail Stop 3628
100 F Street, N.E.
Washington, D.C. 20549

Re:	Quotient Technology Inc. (“Quotient” or the “Company”)
Revised Preliminary Proxy Statement on Schedule 14A dated May 5, 2022 (the “Proxy Statement”)
Filed by Glenn W. Welling, Engaged Capital Flagship Master Fund, LP et. al

Dear Mr. Hindin:

We acknowledge receipt of the comment letter of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission, dated May 6, 2022 (the “Staff Letter”), with regard to the above-referenced matter. We have reviewed the Staff Letter with Engaged Capital Flagship Master Fund, LP and the other participants in its solicitation (collectively, “Engaged Capital”) and provide the following responses on Engaged Capital’s behalf. For ease of reference, the comments in the Staff Letter are reproduced in italicized form below. Terms that are not otherwise defined have the meanings ascribed to them in the Proxy Statement.

Revised Preliminary Proxy Statement on Schedule 14A filed May 5, 2022

Cover Page

1.	We note footnote 1 indicating that Engaged Capital may file and disseminate a definitive proxy statement that will not include the information required by Items 1(a) and 6(b) of Schedule 14A. Refer to prior comment 1 of our letter dated April 22, 2022. Please advise how Engaged Capital intends to disseminate the referenced supplement that will be filed as revised definitive material and why it believes such method will satisfy its obligations to furnish such materials to each person solicited and from whom it obtains a proxy, as required by Exchange Act Rules 14a-3(a) and 14a-12(a)(2).

Engaged Capital acknowledges the Staff’s comment and advises the Staff that, should it ultimately disseminate its definitive proxy statement prior to the Company disseminating its definitive proxy statement, Engaged Capital intends to disseminate the referenced supplement by undertaking a mailing distribution to stockholders who receive its definitive proxy statement and from whom it obtains a proxy. In addition, Engaged Capital will post its definitive proxy statement and proxy card, as well as the referenced supplement, on a website to be identified in the definitive proxy statement and will make those materials available to stockholders free of charge through the conclusion of the Annual Meeting. Engaged Capital further respectfully refers the Staff to Rule 14a-5(c) of the Exchange Act, which provides “Any information contained in any other proxy soliciting material which has been or will be furnished to each person solicited in connection with the same meeting or subject matter may be omitted from the proxy statement, if a clear reference is made to the particular document containing such information.” The information required by Items 1(a) and 6(b) of Schedule 14A will be included in the referenced supplement as well as the Company’s definitive proxy statement, as disclosed in the Proxy Statement. Engaged Capital respectfully believes that such method of distribution and notice satisfy Exchange Act Rules 14a-3(a) and 14a-12(a)(2).

May 9, 2022

Proposal No. 2 Advisory Vote on Executive Compensation, page 24

2.	Please provide support for the following statements or revise as appropriate to ensure that a reasonable basis exists for such claims:

•	“We believe the Compensation Committee was very flexible in its evaluation and question whether this was the correct decision.”

Engaged Capital acknowledges the Staff’s comment and has removed such statement from the Proxy Statement.

•	“However, instead of relying on the actual GAAP results, the Compensation Committee used its discretion to increase the achieved revenue figure by $5 million to $526 million.”

Engaged Capital acknowledges the Staff’s comment and has revised its disclosure to acknowledge the accounting changes described by the Company with respect to the revenue adjustment. The Proxy Statement now provides:

Specifically, in 2021 the Company delivered actual revenue of $521 million; yet, instead of relying on the actual GAAP results, the Compensation Committee used its discretion to increase the achieved revenue figure by $5 million to $526 million. Quotient attributed this adjustment to a change in revenue recognition methodology in 2021 whereby it began recognizing certain media revenue on a net basis, whereas the Compensation Committee purportedly assumed that such revenue would be recognized on a gross basis when setting the AIP revenue target.

Please see page 24 of the Proxy Statement.

May 9, 2022

•	“Had the Compensation Committee not adjusted the revenue figures, management would have missed hitting the threshold and would not have received any compensation under the AIP.”

Engaged Capital acknowledges the Staff’s comment and has revised its disclosure to clarify that a combined achievement of 73.5% would have been produced had the revenue figures not been adjusted. Please see page 24 of the Proxy Statement.

•	Additionally, management was able to hit the threshold levels with the benefit of rounding performance figures.”

Engaged Capital acknowledges the Staff’s comment and has revised its disclosure to provide the following:

Additionally, it appears management was able to hit the threshold levels with the benefit of rounding performance figures. Specifically, had the Compensation Committee utilized the actual adjusted EBITDA figure of $40.6 million, rather than rounding up to $41 million, the combined achievement would have been 74.8% (or 73.2% if revenue was not also adjusted as explained above) and would not merit a payout.

Please see page 24 of the Proxy Statement.

•	“...rather than rounding up to $41 million, the combined achievement would have been below the required 75% threshold and would not merit a payout.”

Engaged Capital acknowledges the Staff’s comment and respectfully refers the Staff to its response to the immediately preceding bullet.

3.	Refer to the preceding comment. Such statements appear to suggest that Quotient manipulated its annual incentive plan bonus calculations through discretionary adjustments and rounding to arrive at a threshold payout. However, disclosure in Quotient’s proxy statement indicates that the Company was required to change accounting methods during 2021 with respect to a portion of its offering, and such change reduced the amount that is characterized as “revenue.” Refer to pages 66-67 of the Company’s preliminary proxy statement which appears to indicate that the Compensation Committee adjusted the performance results to reflect the mid-year change in accounting methods by measuring the effect of the change in accounting methods on its reported revenue. Please advise or revise.

May 9, 2022

Engaged Capital acknowledges the Staff’s comment and has revised the Proxy Statement to acknowledge the accounting changes described by the Company. Engaged Capital respectfully believes that its revised disclosure with respect to the AIP is factual. The disclosure with respect to the AIP now provides:

The AIP is based 50% on revenue and 50% on EBITDA performance and requires a combined average of 75% to achieve the performance threshold. The Compensation Committee determined that for 2021 management achieved exactly 75% of target and therefore deserved to be paid out at threshold levels; however, the Compensation Committee utilized some discretion to arrive at this decision. Specifically, in 2021 the Company delivered actual revenue of $521 million; yet, instead of relying on the actual GAAP results, the Compensation Committee used its discretion to increase the achieved revenue figure by $5 million to $526 million. Quotient attributed this adjustment to a change in revenue recognition methodology in 2021 whereby it began recognizing certain media revenue on a net basis, whereas the Compensation Committee purportedly assumed that such revenue would be recognized on a gross basis when setting the AIP revenue target. As a result of this $5 million adjustment, which represents less than 1% of the Company’s original target level, management achieved 88% of the annual revenue target, which when combined with the 62% achievement of the EBITDA target, exactly equals the 75% threshold amount for the AIP. Had the Compensation Committee not adjusted the revenue figures, management would have produced a combined achievement of 73.5% and would not have received any compensation under the AIP. Additionally, it appears management was able to hit the threshold levels with the benefit of rounding performance figures. Specifically, had the Compensation Committee utilized the actual adjusted EBITDA figure of $40.6 million, rather than rounding up to $41 million, the combined achievement would have been 74.8% (or 73.2% if revenue was not also adjusted as explained above) and would not merit a payout. Additionally, we question why the Compensation Committee lowered the threshold performance level for the CEO to 75% when the CEO was held to a higher standard of 80% last year.

Please see page 24 of the Proxy Statement.

4.	Refer to the following statement:

•	“[W]e have concerns that the primary performance metric is gross margin dollars, which could potentially allow management to be paid out for unprofitable growth or benefit from risky acquisitions which may increase gross margin dollars but not create value for stockholders.” (emphasis added)

The Company appears to have a two-metric plan, the second metric being a stock price modifier. Please refer to page 68 of the Company’s preliminary proxy statement. Please revise the above statement to clarify that gross margin dollars is one metric in a two- metric calculation and supplement the disclosure to explain why, in light of such two- metric calculation, a reasonable basis still exists for making such assertion.

May 9, 2022

Engaged Capital acknowledges the Staff’s comment and has revised its disclosure with respect to the LTI Program to include the stock price modifier. Engaged Capital has further revised the Proxy Statement to explain that:

While there is a stock price modifier component of the LTI Program, we do not have transparency into its relevant metrics and it can only reduce total payouts by 20%, whereas achieving the maximum gross margin dollar target levels could increase the LTI Program payout to up to 200% of target. This makes it possible for management to potentially receive awards at, or even well above, target levels by pursuing an acquisition that significantly increases gross margin dollars but results in a material decline in the Company’s stock price.

Please see page 24 of the Proxy Statement.

Proposal No. 4 Ratification of the Tax Benefits Preservation Plan, page 26

5.	Disclosure states “[n]otwithstanding the Board’s purported justification for adopting the NOL Pill (i.e. to protect against a possible limitation on the Company’s ability to use its net operating losses (“NOLs”)and certain other tax attributes to reduce potential future U.S. federal income tax obligations)...” (emphasis added). Please expand the disclosure to clarify why the disclosure uses the term “possible.”

Engaged Capital acknowledges the Staff’s comment and respectfully refers the Staff to the Company’s disclosure on page 29 of its preliminary proxy statement, which provides “The Company adopted the Tax Benefits Preservation Plan in order to protect against a possible limitation on the Company’s ability to use its net operating losses (‘NOLs’) and certain other tax attributes to reduce potential future U.S. federal income tax obligations.” (emphasis added) Engaged Capital’s disclosure uses the term “possible” in order to mirror and be consistent with the Company’s disclosure.

On a supplemental basis, Engaged Capital respectfully advises the Staff that under Section 382 of the Internal Revenue Code of 1986, as amended (the “Code”), the Company’s NOLs and certain other tax attributes could be impaired if the Company experiences an “ownership change” as defined in the Code, which occurs if the percentage of the Company’s stock owned by one or more of its “5-percent shareholders” (as such term is defined in Section 382 of the Code) increases by more than 50 percentage points over the lowest percentage of stock owned by such stockholder or stockholders at any time over a three-year period. Engaged Capital is not privy to all of the information necessary to make a determination as to the likelihood of such an “ownership change” occurring or the ramifications thereof for the Company. Furthermore, it should be noted that the Company disclosed that its NOLs begin to expire in 2022, and Engaged Capital understands that NOLs are only useful to the extent there is taxable income to offset prior to their expiration. As disclosed in the Company’s earnings announcement on May 4, 2022, the Company continues to produce losses, incurring a net loss of over $26 million in Q1 2022 and adjusted EBITDA of negative $7.1 million.

May 9, 2022

Accordingly, consistent with the Company’s own disclosure, Engaged Capital respectfully believes that the use of “possible” is appropriate and that its disclosure is accurate.

* * * * *

The Staff is invited to contact the undersigned with any comments or questions it may have. We would appreciate your prompt advice as to whether the Staff has any further comments. Thank you for your assistance.

Sincerely, /s/ Ryan Nebel Ryan Nebel

cc	Glenn W. Welling, Engaged Capital, LLC Steve Wolosky, Olshan Frome Wolosky LLP